Issuer Free Writing Prospectus dated December 8, 2006
Filed Pursuant to Rule 433
Registration Nos. 333-137030 and 333-139191
(Relating to Preliminary Prospectus Supplement dated November 29, 2006)

Common stock offered by Arena	11,500,000 shares of common stock. This reflects an increase of 3,500,000 shares from that set forth on the cover of the preliminary prospectus supplement.
Upon completion of this offering, we will have 58,949,825 shares of common stock outstanding based on the actual number of shares outstanding as of September 30, 2006.

In addition, we have granted the underwriters an option to purchase up to an additional 1,725,000 shares of common stock to cover over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of this over-allotment option.
Public offering price	$13.21 per share.
As adjusted consolidated balance sheet data
Our as adjusted cash, cash equivalents and short-term investments available for sale was approximately $394,317,000, our as adjusted total assets was approximately $474,735,000 and our as adjusted stockholders' equity was approximately $378,790,000, each as of September 30, 2006 and after giving effect to the offering of 11,500,000 shares of common stock.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $143.5 million. If the underwriters exercise the over-allotment option in full, the net proceeds will be approximately $165.1 million.
Capitalization
Our as adjusted additional paid-in capital was approximately $699,676,000, our as adjusted total stockholders' equity was approximately $378,790,000 and our as adjusted total capitalization was approximately $443,708,000, each as of September 30, 2006 and after giving effect to the offering of 11,500,000 shares of common stock.
Dilution
After giving effect to the offering of 11,500,000 shares of common stock, our pro forma net tangible book value per share, as of September 30, 2006, was $6.31, and the dilution per share to new investors in the offering is $6.90. Investors purchasing shares of common stock in this offering will contribute approximately 21.9% of the total consideration paid for our outstanding common stock and will own approximately 19.5% of our outstanding common stock following the completion of this offering.

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-895-5637 or by email at useprospectus@us.cibc.com. You may also access the prospectus by clicking on the following link:
http://www.sec.gov/Archives/edgar/data/1080709/000104746906014571/a2174873z424b5.htm.